July 10, 2023

VIA E-mail

W. John McGuire, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921

       Re:      The 2023 ETF Series Trust
                File Nos. 333-272579 and 811-23883


Dear Mr. McGuire:

          On June 9, 2023, you filed a registration statement on Form N-1A on behalf of The
2023 ETF Series Trust (the    Trust   ), with respect to Eagle Capital Select
Equity ETF, Brandes
U.S. Small-Mid Cap Value ETF, Brandes International ETF, and Brandes U.S. Value ETF Value
ETF (each, a    Fund    and collectively the    Funds   ). We have reviewed the
registration statement
and have provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement and Item references are to Form N-1A.

GENERAL

1. We note that the Registration Statement is missing information and exhibits and contains bracketed disclosures. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment.

2. Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with the Registration Statement.

3.     Please include the ticker symbols in EDGAR. Regulation S-T, Rule
313(b)(1).

COMMENTS ON PROSPECTUS FOR EAGLE CAPITAL SELECT EQUITY ETF
[Where noted below, a comment is also applicable to one or more of the other
Fund
Prospectuses.]

Prospectus
 W. John McGuire, Esq.
The 2023 ETF Series Trust
Page 2

Summary Prospectus

Risk/Return Summary: Fees and Expenses of the Fund

4.       (ALL FUNDS) In the following sentence, please add    or hold    after
  sell   , since no
         redemption fees or contingent deferred sales charges are charged by the Fund upon sale
         of Fund shares:    The Example assumes that you invest $10,000 in the
Fund for the time
         periods indicated and then sell all of your shares at the end of those periods.

5. We note that the principal investment strategy includes investments in other investment companies. If acquired fund fees and expenses are expected to exceed 0.01% of the average net assets of the Fund, then please disclose an estimate of these fees and expenses as a separate line item in the fee table. If acquired fund fees and expenses are not expected to exceed one basis point, then please include such
expenses in the    Other
         Expenses    line in the Table. See Instruction 3(f)(i) of Item 3 of
Form N-1A.

Investment Objectives

6.       It is not clear how the Fund   s investment objective will be achieved
based on the Fund   s
         principal investment strategy disclosure. Please review the Fund   s
investment objective
         and principal investment strategy and revise as appropriate.

Principal Investment Strategies

7. The Fund describes its policy to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity securities, including common stocks and depositary receipts, such as American Depositary Receipts and Global Depositary
         Receipts, representing an interest in a foreign security (the    80%
policy   ). Please
         disclose any other type of equity securities that are also included in
the Fund   s 80%
         policy in this sentence and add appropriate risk disclosure regarding such securities.

8.       Please state that the Fund will value derivatives counted towards the
Fund   s 80% policy
         on a mark-to-market basis (i.e., using the current market price of the derivative, or if it is an OTC derivative, its fair value). This disclosure can be located with the disclosure in response to Item 9(b).

9. If the Fund invests principally in foreign securities other than ADRs and GDRs, please disclose such investments.

10. The Fund states that the investment process involves deep fundamental analysis, and
         disclosure also refers to the    thesis for investment    and the
Adviser   s maximum
         investment guideline.    Please summarize, in plain English, the
thesis and investment
         criteria the Adviser uses in selecting investments, both in this summary of principal investment strategies and in more detail in response to Item 9(b). Please also disclose the maximum investment guideline.

11. The Fund describes in generic terms, its principal strategy for using derivatives transactions. Please identify in the disclosure the principal derivatives the Fund intends to
 W. John McGuire, Esq.
The 2023 ETF Series Trust
Page 3

         utilize and tailor disclosure specifically to how each such instrument will be utilized in
         achieving the Fund   s objectives. Also, provide appropriate risk
disclosure associated
         with each derivative type. See Barry Miller Letter to ICI (https://www.sec.gov/divisions/investment/guidance/ici073010.pdf).

Principal Risks

12. We note that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund s net asset value, yield
         and total return. See IM staff   s Accounting and Disclosure
Information (   ADI   ) 2019-
         08, Improving Principal Risks Disclosure, available at

https://www.sec.gov/investment/accounting-and-disclosure-information/principal-
         risks/adi-2019-08-improving-principal-risks-disclosure

13.      Please revise the    Emerging Markets Securities Risk    to include
the relevant risks noted
         in the ADI on Registered Funds Risk Disclosure Regarding Investments in Emerging
         Markets, (e.g., differences in regulatory, accounting, auditing, and financial reporting and recordkeeping standards, differences in shareholder rights, market manipulation concerns and less reliable access to capital). See ADI 2020-11, available at

https://www.sec.gov/investment/accounting-and-disclosure-information/principal-
         risks/registered-funds-risk-disclosure.

14. (ALL FUNDS, as applicable) If the Fund will have significant Chinese investments, pleases disclose and the risks associated with investments in China. See Public Statement by the SEC Chairman, Emerging Market Investments Entail Significant Disclosure,
         Financial Reporting, and Other Risks; Remedies are Limited (Apr. 21,
2020), available at

https://w
ww.sec.gov/news/public-statement/emerging-market-investments-disclosure-
         reporting.

15.      ETF Risks (ALL FUNDS)

            a.    Costs of Buying or Selling Shares Risk.    In the following
sentence, please add
                  variance in    before    and bid-ask spreads   :    Due to
the costs of buying or selling
               Shares, including brokerage commissions imposed by brokers and bid-ask spreads

            b. Limited Authorized Participants, Market Makers and Liquidity Providers Risk.
               This risk disclosure states that, as a result of certain events
and    other
               considerations,    Fund shares may trade at a material discount
to NAV. While the
               Fund has disclosed some of these events, please also concisely summarize the
                  other considerations    that may lead to the Fund shares
trading at a material
               discount to NAV. Please also add disclosure that this could, in turn, lead to wider spreads between the bid and ask prices of Fund shares.

            c.    Trading Risk
 W. John McGuire, Esq.
The 2023 ETF Series Trust
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                     i. This risk disclosure states that in stressed market conditions, the market for Fund shares may become less liquid in response to deteriorating liquidity in the markets for the Fund's underlying portfolio holdings, which may increase the variance between the market price of the Fund shares and the value of its underlying holdings. For clarity, consider disclosing that this can be reflected as a spread between the bid and ask prices for the ETF quoted during the day or a premium or discount in the
                        closing price from the ETF   s NAV.

                    ii. Because principal investments include foreign
securities, please disclose
                        that, where all or a portion of the Fund   s underlying
securities trade in a
                        market that is closed when the market in which the Fund s shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security
                        during the Fund   s domestic trading day. In addition,
please note that this
                        in turn could lead to differences between the market
price of the Fund   s
                        shares and the underlying value of those shares.

16. (ALL FUNDS, as applicable) If a Fund will invest significantly in the United Kingdom or European issuers, please consider whether it would be appropriate to add disclosure of the risks to the Fund related to the United Kingdom exiting the European Union.

17.      Please add to the    Investment Company and Exchange-Traded Fund Risk
  disclosure that
         by investing in the Fund, shareholders indirectly bear fees and expenses charged by the investment companies or other pooled investment vehicles in addition
to the Fund   s
         direct fees and expenses. As a result, the cost of investing in the Fund may exceed the costs of investing directly in investment companies or pooled investment vehicles.

18.      The    Sector Focus Risk    discloses that the Fund may invest a
significant portion of its
         assets in a particular sector. If the Fund will have significant exposure to any sector, industry, or group of industries, please add such sector or industry to the principal investment strategy disclosure and add corresponding principal risk disclosure.

Performance Information

19. (ALL FUNDS) Please supplementally identify the broad-based securities market index expected to be used by the Fund in the average annual total returns table.

20. (ALL FUNDS) Please add that updated performance information will be available on the
         Fund   s website and include the website address in the introductory sentence.

Portfolio Managers

21. Please revise the disclosure to state that the portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund.

Statutory Prospectus - Items 9-13
 W. John McGuire, Esq.
The 2023 ETF Series Trust
Page 5

Additional Risk Information

22. (ALL FUNDS) Under ETF Risks, please delete the last paragraph, which is a duplicate
         of the paragraph beginning with    Costs of Buying or Selling Shares
Risk.

Portfolio Managers

23. (ALL FUNDS) Please state that the portfolio managers listed in this section are jointly and primarily responsible for the day-to-day management of the Fund s portfolio.

24. In the paragraph about Ravenel B. Curry, IV, please clarify whether Boykin refers to
         Ravenel B. Curry, IV.

Prior Performance of Similarly Managed Accounts

25. The first and second paragraphs state that certain accounts are excluded from the Eagle
         Equity Composite (i.e., taxable accounts, accounts that do not pay fees, accounts that are
         less than $1 million, and non-discretionary accounts). The Advisor   s
prior performance
         should include all accounts with substantially similar investment objectives, policies, and investment strategies as the Fund. Please supplementally explain why it is appropriate to exclude the above-mentioned accounts and why the exclusion of those accounts would not materially affect the performance or cause the performance presentation to be misleading.

26. (ALL FUNDS) In the Annualized Total Returns chart, please add in parentheses in the
         row for each index:    reflects no deduction for fees, expenses or
taxes    and eliminate the
         references to just fees and expenses in the last sentence of footnotes
* [Brandes Funds]
         and ** [Eagle Capital Select Equity ETF].

27. Given the disclosure of the differences, please supplementally explain how the Eagle
         Equity Strategy is substantially similar to the Fund   s investment
strategy. For example,
         the disclosure states that the Fund   s portfolio may not include
certain smaller and/or less
         liquid positions that are included in the portfolios of the accounts comprising the Eagle
         Equity Composite, which may lead the Fund   s portfolio to be more
concentrated than that
         of the accounts comprising the Eagle Equity Composite. If true, please disclose that the differences (1) are immaterial and would not have a material effect on the disclosed performance, and (2) do not alter the conclusion that the Fund and the accounts comprising the Eagle Equity Composite are substantially similar.

28.      The disclosure states that the Eagle Equity Composite   s returns are
presented gross and
         net of management fees. Given that later disclosure indicates that the
composite   s net
         performance is net of all actual fees and expenses, please reconcile these statements.

29. The disclosure states that net of fee performance was calculated using all actual fees and expenses including the management fee, and that these fees and expenses are not reflective of the fees and expenses of the Fund and may vary depending on, among other
         things, the account   s fee schedule and portfolio size. If the actual
fees and expenses of the
         Composite accounts are lower than the Fund   s fees and expenses, this
disclosure should
 W. John McGuire, Esq.
The 2023 ETF Series Trust
Page 6

         state that the use of the Fund   s expense structure would have
lowered the performance
         results.

30.      To avoid investor confusion, please delete the following sentence:
The Fund   s fees are
         reflected in its fee table in the    Fund Summary    section of this
prospectus.

31. (ALL FUNDS) Please represent supplementally that the Fund has the records necessary to support the calculation of the Composite performance as required by rule 204-2(a)(16)
         under the Investment Advisers Act of 1940 (the    1940 Act   ).

32. (ALL FUNDS) The disclosure states that the Adviser has been independently verified for the periods January 1, 1993 through December 31, 2021 [from 1995 through 2021 for the three Brandes funds], for compliance with GIPS. Please disclose who conducted the verification and what type of verification was conducted, and include in the registration statement a consent for the audit/verification. See Rule 436 under the Securities Act of
         1933.

Buying and Selling of Fund Shares

33. (ALL FUNDS) Please state that because the Fund has portfolio securities that are primarily listed on foreign exchanges that trade on weekends or other days when the
         Fund does not price its shares, the net asset value of the Fund   s
shares may change on
         days when shareholders will not be able to purchase or redeem the Fund s shares. See
         Instruction 2 to Item 11(a)(3).

COMMENTS ON PROSPECTUSES FOR BRANDES U.S. SMALL-MID CAP VALUE
ETF; BRANDES U.S. VALUE ETF; BRANDES INTERNATIONAL ETF (collectively,
   BRANDES FUNDS   )

Prospectus (BRANDES U.S. SMALL-MID CAP VALUE ETF)

Summary Prospectus

Principal Investment Strategies

34.      We note that Fund   s principal risks include risks related to
emerging markets and frontier
         markets. Please state in response to Item 4   s summary disclosure of
principal investment
         strategies that the Fund will invest in emerging markets, including frontier markets.

35. (ALL BRANDES FUNDS) The Fund states that from time to time, the Fund may invest more than 20% of its assets in any market sector, such as the health care sector [for all
         BRANDES FUNDS] and financial sector [for BRANDES U.S. VALUE ETF and BRANDES INTERNATIONAL ETF]. This disclosure suggests that the Fund may invest
         at its discretion 25 percent or more of Fund assets in any market sector. Given that a market sector consists of groups of related industries, please explain how the discretion
         reserved by this policy is consistent with the Funds    policy not to
concentrate, and
         Section 8 of the l940 Act, or revise the disclosure. In addition, if there are industries or
 W. John McGuire, Esq.
The 2023 ETF Series Trust
Page 7

         sectors in addition to health care and financial sector, as applicable, that a Fund will invest in significantly, please state so here and include corresponding risks.

36.      (ALL BRANDES FUNDS) Please move the disclosure about the Fund   s
temporary
         defensive strategy to disclosure in response to Item 9(b) (see Instruction 6), as a temporary defensive strategy is not a principal investment strategy. Please disclose there
         what is meant by    relatively high    with respect to the sentence
that the amount of certain
         cash or short-term cash equivalent securities will vary and may at times be relatively high.

37. (ALL BRANDES FUNDS) The Fund states that the advisor may sell a security when its
         price reaches the Advisor   s estimate of the underlying company   s
intrinsic value, the
         Advisor believes that other investments are more attractive,    or for
other reasons   .
         Please disclose the other reasons.

Principal Risks of Investing in the Fund

38.      (ALL BRANDES FUNDS) In    Active Management Risk,    please delete the
reference to
         the Fund   s benchmark as there is no disclosure about a benchmark.

Prospectus (BRANDES U.S. VALUE ETF; BRANDES U.S. SMALL-MID CAP VALUE
ETF)

Summary Prospectus

Principal Investment Strategies

39. The Fund describes its policy to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in securities of U.S.
companies (the    80%
         policy   ). Please describe the specific criteria Fund uses to
determine that an investment
         is economically tied to the U.S.

Principal Risks of Investing in the Fund

40.      [BRANDES U.S. VALUE ETF] Given the Fund   s strategy to invest in
issuers with a
         market capitalization greater than $5 billion, please consider whether large-cap company risk should be disclosed.

Prospectus (BRANDES INTERNATIONAL ETF)

Summary Prospectus

Principal Investment Strategies
 W. John McGuire, Esq.
The 2023 ETF Series Trust
Page 8

41.      The Fund discloses that it may have    significant exposure to any
particular country.
         Please add any such anticipated country to the principal investment strategy disclosure and add corresponding principal risk disclosure.

Statutory Prospectus - Items 9-13 (ALL BRANDES FUNDS)

Additional Principal Investment Strategies Information

42.      Please add    prior    before    notice to shareholders    in the
fifth sentence of Additional
         Principal Investment Strategies Information. Consider making the same change to the second sentence regarding the notice to be provided to shareholders of a change in a
         Fund   s investment objective for clarity.

43.      Please delete or clarify the disclosure stating that each Fund   s
country weightings may
         differ significantly from country weightings found in published stock indices. We believe this disclosure is not relevant to the two Brandes Funds that do not reference any indices in the principal investment strategy disclosure. For the Brandes International
         ETF, which does reference an index in the principal investment strategy disclosure,
         please tailor this disclosure to that Fund   s use of the index.

Portfolio Managers

44. Please clarify whether the disclosure in the initial lead-in paragraph is applicable to each
         Brandes Fund or only applicable to Brandes U.S. Small-Mid Cap Value
ETF.

45. The Fund states, for Brandes U.S. Value ETF, that all investment decisions are the joint
         responsibility of the Advisor   s Global Large Cap Committee. Please
state, for the other
         two Brandes Funds, that the investment decisions are the    joint
responsibility of their
         respective investment committees.

Certain Prior Advisor Performance

46. The Funds disclose that net returns are shown net of total annual fund operating expenses after fee waivers and/or expense reimbursements. Net performance presentation of the prior accounts should be based on gross actual expenses and not net of waivers and/or expense reimbursements. Please revise the net performance presentation so that it is presented before waivers and/or reimbursements.

47.      Please revise the following sentence to add the underlined text:
All returns are net of all
         expenses, including brokerage commissions, execution costs and any applicable foreign withholding taxes, without provision for federal or state income taxes (if any).

48. The Funds state that the accounts that are included in each composite are not subject to the same types of expenses to which the corresponding Fund is subject. If the actual fees
         and expenses of the Composite accounts are lower than the Fund   s
fees and expenses,
         this disclosure should state that the use of the Fund   s expense
structure would have
         lowered the performance results.
 W. John McGuire, Esq.
The 2023 ETF Series Trust
Page 9

Statement of Additional Information (EAGLE CAPITAL SELECT EQUITY ETF AND ALL BRANDES FUNDS, except as otherwise noted)

Investment Restrictions

Fundamental Policies

49.      Please revise the first sentence of fundamental policy 1 to add    or
group of industries
         after    in an industry    to conform to Section 8(b) (1) of the 1940
Act. Similarly, please
         make the same addition in the explanatory note about the non-concentration policy.

Management of the Trust

Fund Shares Owned by Board Members

50. Disclosure includes that the Fund is required to show the dollar amount ranges of each
         Trustee   s    beneficial ownership    of shares of the Fund and each
other series of the Trust
         as of the end of the most recently completed calendar year. Please revise this disclose to include any registered investment company within the same family of investment companies as the Fund. See Item 17.

51. Please disclose the information required by Instruction 5, 6, and 7, as applicable, of Item
         17(b).

Management Services

52. For the Brandes Funds, please provide the information required by Item 19(a)(1) (i.e., the name of any person who controls the adviser, the basis of the person
s control, and the
         general nature of the person   s business. Also disclose, if material,
the business history of
         any organization that controls the adviser).

53. Provide, if applicable, the name of any affiliated person of the Fund who also is an affiliated person of the adviser, and a list of all capacities in which the person is affiliated with the Fund and with the adviser. See Item 19(a)(2).

The Portfolio Managers

Portfolio Manager Compensation

54.      For Eagle Capital Select Equity ETF, please disclose the date as of which the
         compensation information is provided, which should be the most recent practicable date.
         For each Brandes Fund, please provide a current description of the
Advisor   s
         compensation (we note that the date provided for the Brandes Funds is as of December
         31, 2022). See Instruction 1 to Item 20(b).

Other Accounts Managed by the Portfolio Managers
 W. John McGuire, Esq.
The 2023 ETF Series Trust
Page 10

55.       The    as of    date for the Fund is currently blank. Please ensure
that the date inserted is
          the most recent practicable date, per Instructions to Item 20.

Control Persons and Principal Holders of Securities

56.       Add disclosure required by Item 18(c) (i.e., state the percentage of
the Fund   s equity
          securities owned by all officers, directors, and members of any advisory board of the
          Fund as a group. If the amount owned by directors and officers as a group will be less than 1% of the Class, provide a statement to that effect).

Purchase and Redemption of Shares in Creation Units

57.       Disclosure in this subsection states, in part, that    The Fund
issues and redeems its shares
          on a continuous basis, at NAV    either principally in-kind for
securities or in cash for the
          value of such securities.    Please reconcile disclosure in this
section, and throughout, with
          disclosure in the prospectus that    Creation Unit transactions are
generally conducted in
          exchange for the deposit or delivery of a portfolio of in-kind securities designated by the
          Fund and a specified amount of cash.

58.       Under    Issuance of a Creation Unit,    the Fund discloses that the
delivery of Creation
          Units generally will occur no later than the Settlement Date. Please
delete    generally
          from this sentence.

Financial Statements

59. Please provide financial statements of the Fund pursuant to Instruction 2 to Item 27(a).

ORGANIZATIONAL DOCUMENTS

60.       Please revise provisions a, b, c, d, and e, described below, in
Article IX, Section 9.8 of
          the Trust   s Declaration of Trust to state that these provisions do
not apply to claims
          arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the requirements set forth in Article IX, Section
9.8 of the Trust   s
          Declaration of Trust regarding derivative actions, including:

             a. Complaining Shareholders must first make a pre-suit written demand upon the
                Trustees by no less than three shareholders who are unaffiliated and unrelated to each other (and this provision does not apply to claims arising under the federal securities laws);

             b. Shareholders who collectively own shares representing 5% or more of all outstanding shares to which the action relates must join in initiating the derivative action (and this provision does not apply to claims arising under the federal securities laws);

             c. Trustees shall be provided up to 150 days to consider the demand, and may dispose of such action upon a majority vote of the independent Trustees, and shareholders shall not be permitted thereafter to maintain a derivative action
 W. John McGuire, Esq.
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Page 11

                 regarding the matter unless they first sustain the burden of proof to the court that the decision of the Trustees not to pursue the requested action was not a good faith exercise of their business judgment on behalf of the Trust and these provisions do not apply to claims arising under the federal securities laws. If upon such consideration a majority of the independent Trustees determine that such a suit should be maintained, then the appropriate officers of the Trust shall cause the Trust to commence that suit and such suit shall proceed directly rather than derivatively or permit the Complaining Shareholders to proceed derivatively;

             d. Shareholders must reimburse the Trust for expenses relating to such a demand in the event that the Trustees determine not to bring the action, if a court determines that the demand was made without reasonable cause or for an improper purpose or if the shareholder does not follow the procedure set forth in the Declaration of
                Trust (and this provision does not apply to claims arising under the federal securities laws); and

             e. No shareholder may bring a direct action unless the shareholder has suffered an injury distinct from that suffered by shareholders of the Trust generally (and this provision does not apply to claims arising under the federal securities laws).

61. Please disclose in an appropriate location in the prospectus that shareholders waive their right to a jury trial under Article XI, Section 11.4 of the Declaration of Trust.

62. Please disclose the provision Article XI, Section 11.4 of the Agreement and Declaration
          of Trust in an appropriate location in the prospectus and disclose the corresponding risks of such provisions even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum).

Closing

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.
 W. John McGuire, Esq.
The 2023 ETF Series Trust
Page 12

        Should you have any questions regarding this letter, please contact me at (202)
551-8645.


                                                    Sincerely,

                                                    /s/ Emily Rowland
                                                    Emily Rowland

cc:       Sally Samuel, Branch Chief
          Andrea Ottomanelli Magovern, Assistant Director